

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000   US Bank Tower, Suite 2200
333 – 7th Avenue SW   950 - 17th Street
Calgary, Alberta   Denver, Colorado
T2P 2Z1   80202-2805

September 1, 2023

Enerplus to Present at Barclays CEO Energy-Power Conference - September 6

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Ian C. Dundas, President & Chief Executive Officer, will provide an update on Enerplus' operations during a moderated question and answer session at the Barclays CEO Energy-Power Conference in New York, NY on September 6, 2023, at 3:00 PM ET. Investors are invited to listen to a live webcast of the presentation: Enerplus Presentation - Barclays CEO Energy-Power Conference.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Investor Contacts
Drew Mair, 403-298-1707
Krista Norlin, 403-298-4304